06004717

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION RECEIVED
FEB 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 26318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerce Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2005 Market Street, Suite 200
(No. and Street)

Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stan Gregor, President and Chief Executive Officer 215 282-4420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

CHECK ONE:

x Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 8 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stan Greger , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Capital Markets, Inc. , as of December 31 , 2005 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President & Chief Executive Officer
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commerce Capital Markets, Inc.

Statement of Financial Condition

December 31, 2005 with Report of Independent Registered Public Accounting Firm

0601-0708405-PH

Commerce Capital Markets, Inc.

Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Commerce Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Commerce Capital Markets, Inc. (the Company) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Commerce Capital Markets, Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 24, 2006

0601-0708405-PH

Commerce Capital Markets, Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 8,893,644
Cash segregated in compliance with federal and other regulations	2,000,000
Receivable from customers	500,000
Receivable from brokers and dealers	762,444
Securities owned at market value	143,015,951
Prepaid expenses	236,865
Good faith deposits	192,700
Accrued income receivable	273,664
Accrued interest receivable	764,470
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation and amortization of $4,273,671)	1,553,408
Deferred tax asset	342,128
Other assets	775,468
Total assets	$ 159,310,742
Liabilities and stockholder's equity	
Liabilities:	
Payable to brokers and dealers	$ 8,905,345
Accrued expenses	1,674,757
Current tax liability	67,820
Other liabilities	1,899
Total liabilities	10,649,821
Stockholder's equity:	
Common stock—authorized 10,000 shares; issued 4,684 shares, no par or stated value	259,559
Additional capital	66,290,095
Temporary capital	36,700,000
Retained earnings	45,411,267
Total stockholder's equity	148,660,921
Total liabilities and stockholder's equity	$ 159,310,742

See accompanying notes.

1. Organization

Commerce Capital Markets, Inc. (the Company), a wholly-owned operating subsidiary of Commerce Bank, N.A. (CBNA), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. CBNA is a wholly-owned subsidiary of Commerce Bancorp, Inc. (Bancorp), a multi-bank holding company headquartered in Cherry Hill, New Jersey.

The Company underwrites and trades in state and municipal securities. The Company also provides corporate and municipal finance services, including private placements and financial advisory services for its customers and the customers of Bancorp. In addition, the Company also provides investment services, consisting primarily of the sale of investment products, to retail customers.

2. Significant Accounting Policies

Significant accounting policies are summarized as follows:

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Investment Securities

Security transactions are accounted for on a trade-date basis with the resulting receivables and payables classified as amounts due to or from pending transactions. Securities owned consist primarily of state and municipal obligations, which are valued at fair value, and the unrealized gains and losses are reflected in current earnings in the statement of operations as part of net trading income. The fair value of securities owned is based primarily on quoted market prices, dealer quotes, and prices obtained from independent third parties.

2. Significant Accounting Policies (continued)

Revenue Recognition

Net trading income is recorded on a trade-date basis, and includes gains and losses arising from all securities transactions and commissions. Management fees and underwriting income include gains, losses, and fees, net of syndicate expenses arising from securities offerings in which the Company acts as underwriter or agent. Management fees are recorded on offering date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract as services are performed and completed. Interest income is recognized as it is earned. Investment services revenue, also recognized as earned, mainly consists of commissions generated on the sale of investment products to retail customers.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Bancorp. In accordance with the tax allocation policy of the consolidated group, the Company determines its federal income tax liability on a separate-return basis and makes the required tax payments to Bancorp.

Deferred income taxes have been provided for the effects of temporary differences between financial reporting and tax bases of assets and liabilities and have been measured using the enacted marginal tax rates and laws that are currently in effect.

Furniture, Equipment, and Leasehold Improvements

All furniture, equipment, and leasehold improvements are recorded at cost. Depreciation on furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or useful life.

2. Significant Accounting Policies (continued)

Financial Instruments

All receivables and payables are short-term in nature and are recorded at contracted amounts, which approximate fair value.

Derivative financial instruments used to offset the market risk associated with trading include futures and options and are carried at market value with realized and unrealized gains and losses recorded in net trading income in the statement of operations. Market values for these exchange-traded derivatives are based on quoted market prices. Fair values of option contracts and futures transactions, as well as cash maintained in a related brokerage account, are recorded as receivable from and payable to brokers and dealers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Receivable from and Payable to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers at December 31, 2005, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 188,518	$ 338,500
Unsettled trades	–	8,566,845
Due from brokers and dealers	573,926	–
	$ 762,444	$ 8,905,345

4. Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected on the financial statements. The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis.

5. Securities Owned at Market Value

At December 31, 2005, securities owned by the Company are comprised of State and municipal bonds with a market value of $143,015,951.

6. Income Taxes

The computation of income tax (provision) benefit for the year is comprised of the following:

	Federal	State	Total
Current tax (provision) benefit	$(288,718)	$(211,000)	$(499,718)
Deferred tax benefit	401,009	–	401,009
	$ 112,291	$(211,000)	$ (98,209)

The (provision) benefit for income tax is different from the amount which would be provided by applying the statutory federal income tax rate primarily as a result of nontaxable interest income earned on state and municipal securities owned.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined under such provisions. The rule requires it maintain minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2005, the Company's net capital was $93,170,374, which was $92,460,386 in excess of net capital requirements. The Company's aggregate indebtedness to net capital was .11 to 1.

8. Lease Commitments

The Company leases its main office space from Bancorp. Minimum rental commitments associated with this lease are included in the table below.

At December 31, 2005, minimum rental commitments under all noncancelable leases were as follows:

2006	$ 464,304
2007	77,384
Total	$ 541,688

The total rental expense, including equipment rentals, charged to operations for the year ended December 31, 2005 was $453,069.

9. Derivative Financial Instruments and Concentrations of Credit Risk

As part of its broker-dealer activities, the Company maintains an inventory of securities for distribution to its customers in order to meet those customers' needs. In order to reduce the exposure to market risk relating to the inventory, the Company's hedging strategy is to buy and sell a variety of derivative financial instruments including futures and option contracts. Market risk includes changes in interest rates or value fluctuations in the underlying financial instruments. The Company also regularly sells financial futures contracts not yet purchased (short sales) to offset the market risk associated with its inventory. Short positions may expose the Company to market risk in the event prices increase as the Company will be obligated to acquire the futures contracts at prevailing market prices. The Company uses notional (contract) amounts to measure derivative activity. Notional amounts are not included on the balance sheet, as those amounts are not

9. Derivative Financial Instruments and Concentrations of Credit Risk

actually paid or received at settlement. The following table reflects the open commitments for futures and options along with the associated unrealized gains (losses) recorded as of December 31, 2005:

Commitments	Net Contracts Outstanding Long/(Short)	Notional Amount Long	Notional Amount (Short)	Unrealized Gain (Loss)
Treasury bond futures	(30)	$ –	$ (3,000,000)	$ 10,605
Treasury bond put options	50	5,000,000	–	(10,933)
Total commitments	20	$ 5,000,000	$ (3,000,000)	$ (328)

The average notional amount for futures and options contracts for the year ended December 31, 2005 was $99,900,000.

The notional amounts of derivative financial instruments do not represent the potential risk from counterparty nonperformance. Transactions in derivative financial instruments are conducted through regulated exchanges, which guarantee performance of counterparties, and settle in cash on a daily basis. The Company believes these factors minimize credit risk.

The Company's business involves the participation in underwriting activities primarily with public entities in and contiguous to the Commonwealth of Pennsylvania and New Jersey. As part of this activity, the Company executes commitments to acquire securities and execute security sale transactions with customers. The Company is exposed to market risk if the value of the securities which the Company has committed to underwrite declines before the closing of the transaction. Credit risk is eliminated at a transaction closing at which time funds are exchanged for the underwritten securities. There were no commitments to acquire securities at December 31, 2005.

9. Derivative Financial Instruments and Concentrations of Credit Risk (continued)

The Company is involved in investment banking and trading services to underwrite, sell, and make a market in high-yield securities. High-yield securities have been defined as debt securities which are nonrated or those rated by *Standard and Poor's* as BB+ and *Moody's* as BB or lower (or equivalent ratings for other instruments). These activities expose the Company to higher degrees of credit risk than that associated with investment-grade securities. As of December 31, 2005, the Company did not hold any nonrated securities.

10. Related Party Transactions

The Company provides management and administrative services to Commerce Capital Investments, Inc. (CCII), an affiliated broker-dealer, whereby the CCII agrees to pay the Company fifty percent (50%) of its generated gross revenues in the form of a management fee. In 2005, the Company earned and waived $13,831 of management fees from CCII.

The Company also provides administrative services to Commerce Insurance Services, Inc. (CIS), an affiliated insurance company. Commission earned from these services in 2005 was $4,379,345, which is included in investment services.

The Company reimburses CBNA for various shared services and certain employee benefit costs made on the Company's behalf, in the ordinary course of business. At December 31, 2005, the Company recorded a receivable of $376,146 for reimbursements owed to CBNA. Contributions made to Bancorp's defined contribution plan were $207,000 in 2005.

Bancorp and certain other affiliates provide but do not charge the Company for administrative services, information systems support, training, internal audit services, credit analysis, and general support services. The Company paid a management fee of $450,000 to Bancorp in 2005 for the use of Bancorp's trademarks, marketing intangibles and customer base. The financial condition and results of operations may have been significantly different had the Company been autonomous.

10. Related Party Transactions (continued)

The Company's inventory and normal operating needs are funded through capital contributions from CBNA on an as-needed basis. Excess capital not utilized by the Company is distributed to CBNA as a return of capital. For the year ended December 31, 2005, CBNA received net capital distributions from the Company of $36,100,000. At December 31, 2005, $36,700,000 of the Company's capital, which is included as temporary capital in the stockholder's equity section of the statement of financial condition, is not allowable pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC.

Cash on deposit with Bancorp and its bank subsidiaries was $8,006,337 at December 31, 2005, which included cash segregated in compliance with federal and other regulations of $2,000,000. Additionally, the Company has short-term investments in a money market fund advised by the Company of $2,544,378, which is included in cash and cash equivalents.

11. Litigation

The Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position or results of operations.

12. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.